SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 21, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated July 21, 2004, regarding Second Quarter Report 2004.

Second quarter report 2004 July 21, 2004

Ericsson reports solid performance

Second quarter summary

•	Net sales SEK 32.6 (27.6) b., six months SEK 60.7 (53.5) b.

•	Gross margin 47.8% (35.1%)1)

•	Operating margin 22.8% (0.8%)2), excluding positive non-recurring effect of SEK 0.3 b.

•	Income after financial items SEK 7.8 (0.2) b.2)

•	Net income SEK 5.3 (-2.7) b., six months SEK 8.3 (-7.0) b.

•	Earnings per share SEK 0.33 (-0.17), six months SEK 0.52 (-0.44)

	Second quarter					First quarter
SEK b.	2004		2003		Change	2004	Change
Orders booked, net	33.1		28.3		17%	33.0	0%
Net sales	32.6		27.6		18%	28.1	16%
Gross margin (%)	47.8%		35.1	%1)	—	44.7%	—
Operating income	7.7	3)	0.2	2)	—	4.5	—
Income after financial items	7.8	3)	0.2	2)	—	4.3	—
Net income	5.3		-2.7		—	3.0	—
Earnings per share	0.33		-0.17		—	0.19	—
Cash flow before financing activities	4.3		5.1		—	2.9	—

1)	Adjusted for restructuring charges in the second quarter 2003 SEK 1.1 b.
2)	Adjusted for restructuring charges in the second quarter 2003, net, SEK 3.8 b.
3)	Includes positive non-recurring effect of SEK 0.3 b.

Orders booked in the quarter grew by 17% year-over-year and were flat sequentially at SEK 33.1 (28.3) b. Net sales in the quarter grew by 18% year-over-year to SEK 32.6 (27.6) b. and 16% sequentially as a result of ongoing 3G rollouts, continued GSM capacity expansions as well as upgrades to EDGE. Currency exchange effects negatively impacted sales by 6% year-over-year.

Gross margin increased sequentially to 47.8% (35.1%) due to continued focus on operational excellence, higher volumes and a favorable product mix. The announced operating expense reduction target of an annualized run rate of SEK 33 b., was achieved at the end of this quarter, one quarter earlier than originally anticipated.

Income after financial items was SEK 7.8 (0.2) b. compared to SEK 4.3 b. in the first quarter, including a non-recurring positive effect of SEK 0.3 b. Net currency exchange effects, compared to rates one year ago, have had a negative impact of SEK -0.7 b. on operating income in the quarter.

Cash flow before financing was SEK 4.3 (5.1) b. Continued focus on workflow improvements has kept working capital close to flat despite the sales growth. The financial position improved consequently, with a net of financial assets and liabilities, i.e. net cash, of SEK 31.7 b.

CEO COMMENTS

“Confidence has returned to the industry. 3G rollouts, GSM capacity expansions as well as EDGE upgrades creates momentum for us,” says Carl-Henric Svanberg, president and CEO of Ericsson. “With new and expansion contracts across all regions we are capitalizing on our technology leadership, our large installed base as well as our particularly strong position in high growth markets. Our competitive services offering is gaining operator recognition with eight new contracts for managed services and hosting.

We show healthy development in all technologies. Our organization’s commitment to drive operational excellence creates strong results. Higher than anticipated sales drove an encouraging bottom line performance and it is our continued ambition to deliver best in class margins. We have now reached a point where targeted investments in R&D and customer support should further strengthen our leading position and ability to drive profitable growth.

The pace of 3G network rollout is accelerated by the growing number of handsets available. Experience from the introductory phase of WCDMA/CDMA2000 puts richer consumer offerings and enhanced system capacity in focus. We will leverage our 3G leadership by the introduction of Ericsson WCDMA Evolved, with HSDPA capabilities. This is a logical evolutionary step that will offer true mobile broadband with speeds of up to 14 Mbit/s.

It is clear that consumers want to use the same services irrespective of whether they are accessing them from a fixed or mobile network. Our end-to-end solutions, based on converged services and networks, support our customers in meeting these consumer demands. Our long experience in wireline, our leading wireless technology and our IP knowledge, are essential components in driving the convergence necessary to achieve ease-of-use and reachability for private as well as professional users.

We will reinforce our position as the leading infrastructure provider in the telecom industry through understanding of consumer needs, continued R&D leadership, operational excellence and by being the most innovative and responsive partner to our customers,” concludes Carl-Henric Svanberg.

MARKET VIEW

Drivers for growth in both developed markets and in high growth markets continue to be positive. The traffic is steadily increasing as a result of new and richer services being offered and more competitive tariff schemes besides the continuously growing number of subscribers. Operators are increasing their focus on business development and activities aimed at growing revenues.

In developed markets, which are primarily capacity driven, continued 3G deployments, upgrades of GSM networks and rapid build-out of broadband access are driving the development. In addition there is a clear trend toward wireless/wireline convergence based on all-IP technologies. This will create efficiency gains, but equally important enable the new seamless services demanded by consumers.

In high growth markets we see continued strong development both in subscriber additions and in usage. Investments in low cost coverage in these markets continue to be a strong driver. The cost efficient Ericsson Expander solution has been positively received and opens new business opportunities primarily in developing areas with a number of contracts signed in several countries around the world. In these markets there is also an often underestimated number of advanced users demanding services equivalent to those in developed markets.

In Europe commercial launches of 3G is ongoing. By year-end WCDMA will be commercially launched across all of Western Europe. In addition, most operators in Europe are in the process of deploying EDGE. Though average minutes of use are substantially below the rest of the world, more attractive tariff schemes and an increasing number of new services should stimulate traffic growth.

The North American market shows healthy development. Along with convergence, operators in North America early on recognized the need to meet consumer demands for seamless services and the benefits of 3G technology. The consolidation among operators continues. The Cingular/AWS merger will create a strong player, however, the regulatory process is creating a normal temporary slow down in the AWS’ investments.

The subscriber growth in the Asia Pacific region continues, led by China and India, where India is on track to become the world’s second largest market in number of mobile subscriptions. In parallel with the ongoing 3G license discussions in China, demand for coverage and capacity expansions in 2G and 2.5G networks remains strong. 3G is being rolled out in a number of markets in South East Asia along with continued demand for 2G and 2.5G.

Ten new WCDMA networks were commercially launched during the quarter, reaching a total of 37. During the quarter the number of WCDMA subscriptions grew from 4.4 million to almost 7 million. The number of CDMA2000 1X subscriptions has now reached more than 100 million.

Worldwide subscription penetration is 24% with a total of 1.5 billion subscriptions, of which close to 1.1 billion is in GSM. The global number of subscriptions has been estimated to pass two billion early 2007 with most of the increase coming from high growth markets. Worldwide subscription penetration in 2007 is estimated to reach 30%.

OUTLOOK

The traffic growth in the world’s mobile networks should generate a slight to moderate growth in the global mobile systems market. In addition to this underlying growth there is an effect from operators catching up on previous years’ limited investments. This effect continues but should abate over time. All estimates refer to 2004 compared to 2003 and are measured in USD.

In the first quarter report 2004 we stated “we estimate that the global mobile systems market in 2004, measured in USD, will show slight to moderate growth, compared to 2003. There is also an element of operators catching up on previous years’ limited investments.”

We maintain our view that the addressable market for professional services, also measured in USD, is expected to continue to show good growth.

With our technology leadership and global presence we are well positioned to take advantage of these market opportunities.

CONSOLIDATED ACCOUNTS

FINANCIAL REVIEW

All comparative numbers are stated excluding restructuring charges.

Income

Orders booked were SEK 33.1 (28.3) b., an increase by 17% year-over-year, driven by generally strong development, especially in Italy, Russia, South East Asia and Brazil. Sequentially, orders booked were flat reflecting continued good demand in Western Europe, Asia Pacific and Latin America. However, North America showed a weaker development both year-over-year and sequentially due to operator consolidation affecting short-term investment plans.

Sales were SEK 32.6 (27.6) b., an increase of 18% year-over-year. All regions were strong, especially high growth markets such as India, China and Mexico. Currency exchange effected sales negatively by 6%. Sequentially, sales increased by 16% driven by overall strong demand.

Gross margin increased sequentially by 3.1 percentage points to 47.8% (35.1%), due to continued focus on operational excellence, higher volumes and a favorable product mix.

Operating expenses amounted to SEK 9.2 (9.7) b. The annualized run rate was SEK 34 (42) b., down from SEK 35 b. in the previous quarter. The announced operating expense reduction target of an annualized run rate of SEK 33 b., was achieved at the end of this quarter, one quarter earlier than originally anticipated.

Operating income was SEK 7.7 (0.2) b. compared to SEK 4.5 b. the previous quarter, including a non-recurring positive effect of SEK 0.3 b. due to the closure of a subsidiary. Operating margin was 23.7% (0.8%). Income after financial items was SEK 7.8 (0.2) b. compared to SEK 4.3 b. in the first quarter.

Net effects of currency exchange differences on operating income compared to the rates one year ago were SEK -0.7 b. in the quarter. Excluding effects from currency hedging the effects would have been -0.5 b.

Net income was SEK 5.3 (-2.7) b. for the quarter.

Earnings per share were SEK 0.33 (-0.17).

The number of employees amounted to 50,700 (57,600) at the end of the quarter of which 22,400 (27,700) in Sweden.

Balance sheet and financing

Numbers within brackets indicate year-end 2003.

The financial position remained strong with net of financial assets and debt, i.e. net cash, at SEK 31.7 (27.0) b. compared to SEK 26.8 b. at the end of the first quarter 2004. Cash improved by SEK 3.6 b. sequentially to SEK 78.0 (73.2) b.

Days sales outstanding (DSO) for trade receivables were 88 (79), an improvement of 14 days sequentially, mainly due to better collections. Inventory, including work in progress, increased by SEK 0.4 b. sequentially to SEK 14.8 (11.0) b., due to the higher business activity. Inventory turnover was 5.1 (6.1), up sequentially from 4.9.

Gross customer financing exposure decreased sequentially by SEK 1.8 b. to SEK 9.4 (12.3) b. Net customer financing credits on balance sheet were reduced sequentially by SEK 0.9 b. to SEK 3.0 (4.0) b.

The equity ratio was 37.5% (34.4%) compared to 35.0% at the end of the previous quarter.

Cash flow

Cash flow from operations remained strong at SEK 6.5 (5.7) b. Cash flow before financing activities amounted to SEK 4.3 (5.1) b. Cash flow from investing activities was SEK -2.2 (-0.6) b. net. The cash flow is affected by increased work in progress as a result of the higher business activity.

On April 26, Ericsson announced its intention to make a public cash offer for the 28,44% of the shares in its Italian subsidiary Ericsson S.p.A., not already owned by Ericsson. The cash offer has affected cash flow by SEK 1.3 b. during the quarter. Ericsson now holds 88,32% of the shares. Although no final decision to this effect has been taken by the competent bodies, Ericsson intends to proceed with the delisting of the Ericsson S.p.A. shares from the Milan Stock Exchange through the merger between Ericsson S.p.A. and a fully owned unlisted Italian company, in the absence of the conditions for making the residual offer or for exercising the squeeze-out right.

Payment readiness increased sequentially by SEK 4.7 b. to SEK 83.1 (68.8) b., mainly due to improved earnings.

Cash outlays of SEK 5.0 b., with regard to restructuring, are expected during 2004. Of this SEK 1.5 b. was paid in the second quarter.

SEGMENT RESULTS

SYSTEMS

	Second quarter				First quarter
SEK b.	2004	2003		Change	2004	Change
Orders booked	31.2	26.3		18%	31.1	0%
Mobile Networks	25.5	20.0		27%	24.9	2%
Fixed Networks	1.1	1.7		-37%	1.2	-8%
Professional Services	4.6	4.6		1%	5.0	-7%
Net sales	30.4	25.2		20%	26.1	16%
Mobile Networks	24.3	18.9		28%	21.1	15%
Fixed Networks	1.1	2.2		-48%	0.9	26%
Professional Services	5.0	4.1		22%	4.1	22%
Operating income	6.3	1.0	1)	—	4.2	—
Operating margin (%)	21%	4	%1)	—	16%	—

1)	Adjusted for restructuring charges in the second quarter 2003, net, SEK 1.8 b.

Systems orders increased year-over-year by 18% to SEK 31.2 (26.3) b. Orders were flat sequentially. Systems sales increased both year-over-year and sequentially by 20% and 16% respectively.

Mobile Networks orders increased by 27% year-over-year to SEK 25.5 (20.0) b. and grew slightly sequentially. WCDMA equipment and associated network rollout services share of total Mobile Networks sales were stable at approximately 12% and of radio access sales 30% were WCDMA/EDGE related.

Development within Professional Services was favorable during the quarter with several key contracts signed especially for hosting services. Professional Services represents approximately 16% of total Systems sales.

OTHER OPERATIONS

	Second quarter				First quarter
SEK b.	2004	2003		Change	2004	Change
Orders booked	2.7	2.3		17%	2.4	13%
Net sales	2.8	2.5		11%	2.4	15%
Operating income	0.6	-0.3	1)	—	0.0	—
Operating margin (%)	20%	-14	%1)	—	2%	—

1)	Adjusted for restructuring charges in the second quarter 2003 SEK 1.1 b.

Orders booked, sales and operating income improved both year-over-year and sequentially, mainly attributable to Ericsson Mobile Platforms.

SONY ERICSSON MOBILE COMMUNICATIONS

Sony Ericsson Mobile Communications (Sony Ericsson) reported a fourth consecutive quarter of profit with a sales increase of 34% year-over-year while sustaining a consistent level of profitability. Ericsson’s share in Sony Ericsson’s income after financial items was SEK 0.5 b. compared to SEK 0.5 b. in the previous quarter.

Units shipped in the quarter reached 10.4 million, a 55% increase compared to the same period last year, reflecting a continued strong demand for its style-oriented line-up of imaging and multi-media phones. Average selling price (ASP) decreased sequentially in line with expectation due to an increase in GSM phones in the overall product mix.

The company maintained momentum in an increasingly competitive market environment, and has established a solid basis for sustained growth going forward. Sony Ericsson is revising its global market outlook for 2004 to approximately 600 million units from its previously stated level of over 550 million.

Transactions with Sony Ericsson Mobile Communications

SEK m.	Second quarter 2004	Second quarter 2003	Six months 2004	Six months 2003
Sales to Sony Ericsson	395	934	899	1,510
Royalty from Sony Ericsson	170	154	310	210
Purchases from Sony Ericsson	164	488	498	753
Shareholder contribution	—	—	—	1,384
Receivables from Sony Ericsson	385	155	385	155
Liabilities to Sony Ericsson	77	616	77	616

On June 30, Sony Ericsson announced it had increased its equity stake in the Chinese factory Beijing Ericsson Putian Mobile Communications Co. Ltd. to 51%, taking over majority ownership of the facility from Ericsson. The name of the factory has been changed to Beijing SE Putian Mobile Communications Co. Ltd. (BMC). BMC operations have been fully consolidated into Sony Ericsson in the second quarter, which had a positive effect on the company’s results.

PARENT COMPANY INFORMATION

Net sales for the six months period amounted to SEK 0.9 (0.9) b. and income after financial items was SEK 4.5 (3.1) b. Restructuring costs are excluded in income after financial items for 2003.

Major changes in the company’s financial position for the six months period include decreased investments in subsidiaries of SEK 12.7 b. Short- and long-term internal borrowings decreased by SEK 15.6 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 73.3 (68.4) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 1,176,180 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2004 was 302,891,773 Class B shares.

OTHER INFORMATION

An extraordinary general meeting of shareholders in Telefonaktiebolaget LM Ericsson will be held at Berwaldhallen, Dag Hammarskjölds väg 3 in Stockholm, Sweden, at 5.30 p.m. on Tuesday, August 31, 2004. The extraordinary general meeting will resolve on a proposal for resolution to change the difference in voting rights between shares of series A and series B, and the implementation of a conversion clause by amending the articles of association and the issue of conversion rights to holders of shares of series A. The meeting will further resolve on a proposal from Mr. Einar Hellbom on the abandonment of shares of series A. The notice can be found on www.ericsson.com/press

Stockholm, July 21, 2004

Carl-Henric Svanberg

President and CEO

Date for next report: October 22, 2004

AUDITORS’ REPORT

We have reviewed the report for the six-month period ended June 30, 2004, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements for interim reports in the Annual Accounts Act.

Stockholm, July 21, 2004

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the Annual Report.

To read the full report, please go to: http://www.ericsson.com/investors/6month04-en.pdf

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 8 719 4044

E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors

Gary Pinkham, Vice President, Investor Relations

Phone: +46 8 719 0000; E-mail: investor.relations@ericsson.com

Lotta Lundin, Investor Relations

Phone: +46 8 719 6553; E-mail: investor.relations@ericsson.com

Glenn Sapadin, Investor Relations

Phone: +1 212 843 8435; E-mail: investor.relations@ericsson.com

Media

Pia Gideon, Vice President, Market and External Communications

Phone: +46 8 719 2864, +46 70 519 8903; E-mail: press.relations@ericsson.com

Åse Lindskog, Director, Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872; E-mail: press.relations@ericsson.com

Ola Rembe, Director, Media Relations

Phone: +46 8 719 9727, +46 730 244 873; E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Apr - Jun			Jan - Jun
SEK million	2004	2003	Change	2004	2003	Change
Net sales	32,595	27,613	18%	60,706	53,472	14%
Cost of sales	-17,020	-19,011	-10%	-32,564	-37,873	-14%

Gross margin	15,575	8,602		28,142	15,589

Research and development and other technical expenses	-4,729	-6,084	-22%	-9,521	-12,981	-27%
Selling expenses	-2,243	-4,085	-45%	-4,475	-7,534	-41%
Administrative expenses	-2,217	-1,842	20%	-3,927	-3,646	8%

Operating expenses	-9,189	-12,011	-23%	-17,923	-24,161	-26%

Other operating revenues and costs	811	195		975	109
Share in earnings of JV and associated companies	538	-365		1,055	-1,107

Operating income	7,735	-3,579		12,249	-9,560

Financial income	987	850	16%	1,919	2,014	-5%
Financial expenses	-909	-856	6%	-2,042	-2,074	-2%

Income after financial items	7,813	-3,585		12,126	-9,620

Taxes	-2,450	820		-3,693	2,667
Minority interest	-73	37		-150	-87

Net income	5,290	-2,728		8,283	-7,040

Other information
Average number of shares, basic (million)	15,829	15,822		15,783	15,821
Earnings per share, basic (SEK)	0.33	-0.17		0.52	-0.44
Earnings per share, diluted (SEK)	0.33	-0.17		0.52	-0.44

NOTE 1
Restructuring costs, net	—	-3,799		—	-6,992

Total	—	-3,799		—	-6,992
-of which in
Cost of sales	—	-1,096		—	-2,909
Operating expenses	—	-2,296		—	-3,655
Other operating revenues and costs	—	-142		—	-163
Share in earnings of JV and associated companies / Phones	—	-265		—	-265

NOTE 2
Key measurements, excluding restructuring costs
Net sales	32,595	27,613		60,706	53,472
Gross margin	15,575	9,698		28,142	18,508
- as percentage of net sales	47.8%	35.1%		46.4%	34.6%
Operating expenses	-9,189	-9,715		-17,923	-20,506
- as percentage of net sales	28.2%	35.2%		29.5%	38.3%
Other operating revenues and costs	811	337		975	272
Share in earnings of JV and assoc. companies	538	-100		1,055	-842

Operating income	7,735	220		12,249	-2,568

Operating margin (%)	23.7%	0.8%		20.2%	-4.8%
Income after financial items	7,813	214		12,126	-2,628

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Jun 30 2004	Dec 31 2003	Jun 30 2003
ASSETS

Fixed assets
Intangible assets
Capitalized development expenses	4,681	4,784	4,226
Goodwill	5,957	5,739	7,001
Other	734	687	736

Tangible assets	5,911	6,505	7,569

Financial assets
Equity in JV and associated companies	3,664	2,970	2,507
Other investments	452	433	550
Long-term customer financing	2,427	3,027	3,960
Deferred tax assets	24,703	27,130	28,788
Other long-term receivables	1,060	1,342	1,730

	49,589	52,617	57,067

Current assets
Inventories	14,792	10,965	12,845

Receivables
Accounts receivable - trade	31,796	31,886	30,790
Short-term customer financing	581	979	6,088
Other receivables	10,590	12,718	20,155

Short-term cash investments, cash and bank	78,003	73,207	62,358

	135,762	129,755	132,236

Total assets	185,351	182,372	189,303

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Stockholders’ equity	67,983	60,481	65,713

Minority interest in equity of consolidated subsidiaries	1,526	2,299	2,473

Provisions
Pensions	10,389	8,005	11,483
Other provisions	26,045	28,063	21,034

	36,434	36,068	32,517

Long-term liabilities	29,927	29,772	34,729

Current liabilities
Interest-bearing liabilities	6,944	9,509	6,465
Accounts payable	9,692	8,895	8,987
Other current liabilities	32,845	35,348	38,419

	49,481	53,752	53,871

Total stockholders’ equity, provisions and liabilities	185,351	182,372	189,303

Of which interest-bearing provisions and liabilities	46,282	46,209	51,406

Net cash	31,721	26,998	10,952

Assets pledged as collateral	7,943	8,023	5,781
Contingent liabilities	1,972	2,691	3,103

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr - Jun		Jan - Jun		Jan -Dec
SEK million	2004	2003	2004	2003	2003
Net income	5,290	-2,728	8,283	-7,040	-10,844
Adjustments to reconcile net income to cash	1,661	1,143	3,438	1,772	6,387

	6,951	-1,585	11,721	-5,268	-4,457

Changes in operating net assets
Inventories	-609	1,332	-3,636	932	2,286
Customer financing, short-term and long-term	780	2,976	1,226	2,947	7,999
Accounts receivable	458	2,065	416	6,798	4,131
Other	-1,127	955	-44	2,856	12,908

Cash flow from operating activities	6,453	5,743	9,683	8,265	22,867

Product development	-227	-536	-462	-1,273	-2,359
Other investing activities	-1,975	-77	-2,042	-1,200	-1,053

Cash flow from investing activities	-2,202	-613	-2,504	-2,473	-3,412

Cash flow before financing activities	4,251	5,130	7,179	5,792	19,455

Dividends paid	-4	-14	-10	-17	-206
Other equity transactions	4	1	7	2	8
Other financing activities	-972	-10,040	-2,695	-9,535	-11,726

Cash flow from financing activities	-972	-10,053	-2,698	-9,550	-11,924

Effect of exchange rate changes on cash	319	67	315	-98	-538

Net change in cash	3,598	-4,856	4,796	-3,856	6,993

Cash and cash equivalents, beginning of period	74,405	67,214	73,207	66,214	66,214

Cash and cash equivalents, end of period	78,003	62,358	78,003	62,358	73,207

CHANGES IN STOCKHOLDERS’ EQUITY

SEK million	Jan-Jun 2004	Jan-Dec 2003	Jan-Jun 2003
Opening balance	60,481	73,607	73,607
Effect of changed accounting principle	-1,275	—	—

Opening balance in accordance with new accounting principle	59,206	73,607	73,607
Stock issue, net	—	158	158
Sale of own shares	7	8	2
Stock Purchase and Option Plans	66	151	67
Repurchase of own stock	—	-158	-158
Changes in cumulative translation effects due to changes in foreign currency exchange rates	421	-2,444	-923
Adjustment of cost for stock issue 2002	—	3	—
Net income	8,283	-10,844	-7,040

Closing balance	67,983	60,481	65,713

ERICSSON

CONSOLIDATED INCOME STATEMENT ISOLATED QUARTERS

	2004		2003
SEK million	Q2	Q1	Q1	Q2	Q3	Q4
Net sales	32,595	28,111	25,859	27,613	28,039	36,227
Cost of sales	-17,020	-15,544	-18,862	-19,011	-19,084	-21,944

Gross margin	15,575	12,567	6,997	8,602	8,955	14,283

Research and development and other technical expenses	-4,729	-4,792	-6,897	-6,084	-6,846	-7,309
Selling expenses	-2,243	-2,232	-3,449	-4,085	-3,354	-4,227
Administrative expenses	-2,217	-1,710	-1,804	-1,842	-3,423	-1,693

Operating expenses	-9,189	-8,734	-12,150	-12,011	-13,623	-13,229

Other operating revenues and costs	811	164	-86	195	431	1,001
Share in earnings of JV and assoc. companies	538	517	-742	-365	247	256

Operating income	7,735	4,514	-5,981	-3,579	-3,990	2,311

Financial income	987	932	1,164	850	741	1,240
Financial expenses	-909	-1,133	-1,218	-856	-1,064	-1,721

Income after financial items	7,813	4,313	-6,035	-3,585	-4,313	1,830

Taxes	-2,450	-1,243	1,847	820	400	-1,607
Minority interest	-73	-77	-124	37	-33	-81

Net income	5,290	2,993	-4,312	-2,728	-3,946	142

Other information

Average number of shares, basic (million)	15,829	15,749	15,820	15,822	15,823	15,825
Earnings per share, basic (SEK)	0.33	0.19	-0.27	-0.17	-0.25	0.01
Earnings per share, diluted (SEK)	0.33	0.19	-0.27	-0.17	-0.25	0.01

NOTE 1
Restructuring costs, net	—	—	-3,193	-3,799	-5,449	-4,022

Total	—	—	-3,193	-3,799	-5,449	-4,022

-of which in
Cost of sales	—	—	-1,813	-1,096	-1,111	-770
Operating expenses	—	—	-1,359	-2,296	-4,176	-3,145
Other operating revenues and costs	—	—	-21	-142	-162	-20
Share in earnings of JV and associated companies / Phones	—	—	—	-265	—	-87

NOTE 2

Key measurements, excluding restructuring costs
Net sales	32,595	28,111	25,859	27,613	28,039	36,227

Gross margin	15,575	12,567	8,810	9,698	10,066	15,053

- as percentage of net sales	47.8%	44.7%	34.1%	35.1%	35.9%	41.6%
Operating expenses	-9,189	-8,734	-10,791	-9,715	-9,447	-10,084
- as percentage of net sales	28.2%	31.1%	41.7%	35.2%	33.7%	27.8%

Other operating revenues and costs	811	164	-65	337	593	1,021

Share in earnings of JV and assoc. companies	538	517	-742	-100	247	343

Operating income	7,735	4,514	-2,788	220	1,459	6,333

Operating margin (%)	23.7%	16.1%	-10.8%	0.8%	5.2%	17.5%

Income after financial items	7,813	4,313	-2,842	214	1,136	5,852

ACCOUNTING POLICIES AND REPORTING

ACCOUNTING POLICIES

Interim reports are prepared in accordance with RR20 “Interim Financial Reporting”.

CHANGED ACCOUNTING POLICIES AND REPORTING IN 2004

RR29 “Employee Benefits”, which is based on IAS 19 “Employee Benefits” issued by International Accounting Standards Committee (“IASC”), has been adopted as from January 1, 2004. When applying RR 29, defined benefit plans for pensions and other post-employment benefits are accounted for using consistent principles. Prior to 2004, such plans have been accounted for by using local principles for each country in the consolidated accounts. The effect of this standard is mainly a change in timing of pension costs compared to previous principles, so that pension costs for future salary increases are estimated and recognized during the service period. In accordance with the transition rules, a transition liability was determined as of 1 January 2004. This transition liability exceeded the liability for pensions recognized per December 31, 2003 in accordance with earlier principles and the net effect of the change in accounting principles at adoption has in accordance with RR29 been charged to stockholders’ equity. The one-time effect of adopting RR29 was an increase of the pension liability as of January 1, 2004, by SEK 1.8 billion. The effect on equity, net after taxes, was SEK 1.3 billion. RR29 has not had material impact on reported Net Income or Earnings Per Share.

The company has chosen to follow the guidance of the draft interpretation URA43 “Accounting for particular social taxes and wealth tax” issued by The Swedish Accounting Standards Council.

INTERNATIONAL FINANCIAL REPORTING STANDARDS 2005

From 2005, Ericsson will be required to report according to IFRS. An internal project is underway to identify differences between current GAAP and what changes will be necessary. The company is in the process of evaluating the impact. It is expected that IAS 39 regarding financial instruments, IFRS 3 Business combinations and IAS 38 Intangible Assets will be the standards with the largest impact.

REPORTING

LONG TERM INCENTIVE PLAN 2004

The Annual General Meeting decided to implement a Long Term Incentive Plan 2004 (LTI 2004) directed to 200 senior managers and 4,500 other key contributors. Participation in the LTI 2004 presupposes that the employees participate in the Stock Purchase Plan 2003 (SPP 2003) directed to all employees, i.e. save money for the purchase of shares in Ericsson.

In addition to the regular one matching share under the SPP 2003, participants in the LTI 2004 will be entitled to additional matching of shares free of consideration. 4,500 key contributors will be entitled to an additional match of one share for each one purchased. Further, 150 senior managers and 50 top senior managers may be entitled to an additional performance match of up to four shares or six shares respectively for each one purchased. The performance match is based on average annual percentage growth rate in earnings per share.

For more information regarding the Stock Purchase Plan 2003 see the 2003 Annual Report.

CHANGED DEFINITIONS COMPARED TO PREVIOUS ANNUAL REPORT

Items affecting comparability

During 2003 restructuring costs, non-operational capital gains/losses and capitalization of development expenses were reported as items affecting comparability. Due to the immateriality of the non-operational capital gains/losses for 2003 and the fact that the capitalization of development expenses are no longer, per se, affecting comparability, these items are no longer reported as items affecting comparability.

ORDERS BOOKED BY SEGMENT BY QUARTER

SEK million

	2003				2004
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Systems	24,996	26,336	26,518	27,592	31,107	31,191
- Mobile Networks	17,475	20,020	21,508	20,455	24,944	25,457
- Fixed Networks	1,990	1,724	1,513	1,128	1,173	1,081
Total Network Equipment	19,465	21,744	23,021	21,583	26,117	26,538
- Of which Network Rollout	2,542	2,000	2,025	2,153	2,705	3,226
Professional Services	5,531	4,592	3,497	6,009	4,990	4,653
Other Operations	2,587	2,312	1,963	2,330	2,384	2,703
Less: Intersegment Orders	-523	-300	-353	-458	-477	-782

Total	27,060	28,348	28,128	29,464	33,014	33,112

	2003				2004
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2
Systems	-12%	5%	1%	4%	13%	0%
- Mobile Networks	-16%	15%	7%	-5%	22%	2%
- Fixed Networks	4%	-13%	-12%	-25%	4%	-8%
Total Network Equipment	-15%	12%	6%	-6%	21%	2%
- Of which Network Rollout	-37%	-21%	1%	6%	26%	19%
Professional Services	-3%	-17%	-24%	72%	-17%	-7%
Other Operations	1%	-11%	-15%	19%	2%	13%
Less: Intersegment Orders	30%	-43%	18%	30%	4%	64%

Total	-12%	5%	-1%	5%	12%	0%

	2003				2004
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2
Systems	-34%	-16%	48%	-3%	24%	18%
- Mobile Networks	-40%	-13%	73%	-2%	43%	27%
- Fixed Networks	-26%	-42%	-14%	-41%	-41%	-37%
Total Network Equipment	-39%	-16%	62%	-5%	34%	22%
- Of which Network Rollout	-46%	-49%	44%	-46%	6%	61%
Professional Services	-2%	-14%	-7%	5%	-10%	1%
Other Operations	-47%	-52%	-37%	-9%	-8%	17%
Less: Intersegment Orders	-25%	-61%	-31%	14%	-9%	161%

Total	-35%	-20%	37%	-4%	22%	17%

	2003				2004
Year to Date	0303	0306	0309	0312	0403	0406
Systems	24,996	51,332	77,850	105,442	31,107	62,298
- Mobile Networks	17,475	37,495	59,003	79,458	24,944	50,401
- Fixed Networks	1,990	3,714	5,227	6,355	1,173	2,254
Total Network Equipment	19,465	41,209	64,230	85,813	26,117	52,655
- Of which Network Rollout	2,542	4,542	6,567	8,720	2,705	5,931
Professional Services	5,531	10,123	13,620	19,629	4,990	9,643
Other Operations	2,587	4,899	6,862	9,192	2,384	5,087
Less: Intersegment Orders	-523	-823	-1,176	-1,634	-477	-1,259

Total	27,060	55,408	83,536	113,000	33,014	66,126

	2003				2004
YTD year over year change	0303	0306	0309	0312	0403	0406
Systems	-34%	-25%	-10%	-9%	24%	21%
- Mobile Networks	-40%	-28%	-9%	-7%	43%	34%
- Fixed Networks	-26%	-34%	-29%	-32%	-41%	-39%
Total Network Equipment	-39%	-29%	-11%	-10%	34%	28%
- Of which Network Rollout	-46%	-47%	-35%	-38%	6%	31%
Professional Services	-2%	-8%	-8%	-4%	-10%	-5%
Other Operations	-47%	-50%	-46%	-40%	-8%	4%
Less: Intersegment Orders	-25%	-44%	-40%	-31%	-9%	53%

Total	-35%	-28%	-14%	-12%	22%	19%

NET SALES BY SEGMENT BY QUARTER

SEK million

	2003				2004
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Systems	23,961	25,224	25,907	33,574	26,092	30,380
- Mobile Networks	17,643	18,949	19,826	25,635	21,081	24,241
- Fixed Networks	1,898	2,177	1,670	2,220	896	1,129
Total Network Equipment	19,541	21,126	21,496	27,855	21,977	25,370
- Of which Network Rollout	2,577	2,532	2,791	3,213	2,205	2,490
Professional Services	4,420	4,098	4,411	5,719	4,115	5,010
Other Operations	2,363	2,534	2,508	3,174	2,449	2,806
Less: Intersegment Sales	-465	-145	-376	-521	-430	-591

Total	25,859	27,613	28,039	36,227	28,111	32,595

	2003				2004
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2
Systems	-28%	5%	3%	30%	-22%	16%
- Mobile Networks	-28%	7%	5%	29%	-18%	15%
- Fixed Networks	-38%	15%	-23%	33%	-60%	26%
Total Network Equipment	-29%	8%	2%	30%	-21%	15%
- Of which Network Rollout	-33%	-2%	10%	15%	-31%	13%
Professional Services	-20%	-7%	8%	30%	-28%	22%
Other Operations	-39%	7%	-1%	27%	-23%	15%
Less: Intersegment Sales	22%	-69%	159%	39%	-17%	37%

Total	-30%	7%	2%	29%	-22%	16%

	2003				2004
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2
Systems	-28%	-27%	-15%	1%	9%	20%
- Mobile Networks	-31%	-30%	-17%	4%	19%	28%
- Fixed Networks	-42%	-27%	-30%	-27%	-53%	-48%
Total Network Equipment	-32%	-29%	-18%	1%	12%	20%
- Of which Network Rollout	-38%	-34%	-5%	-16%	-14%	-2%
Professional Services	-1%	-15%	2%	3%	-7%	22%
Other Operations	-45%	-44%	-27%	-18%	4%	11%
Less: Intersegment Sales	-32%	-82%	-29%	37%	-8%	308%

Total	-30%	-28%	-16%	-1%	9%	18%

	2003				2004
Year to Date	0303	0306	0309	0312	Q1	Q2
Systems	23,961	49,185	75,092	108,666	26,092	56,472
- Mobile Networks	17,643	36,592	56,418	82,053	21,081	45,322
- Fixed Networks	1,898	4,075	5,745	7,965	896	2,025
Total Network Equipment	19,541	40,667	62,163	90,018	21,977	47,347
- Of which Network Rollout	2,577	5,109	7,900	11,113	2,205	4,695
Professional Services	4,420	8,518	12,929	18,648	4,115	9,125
Other Operations	2,363	4,897	7,405	10,579	2,449	5,255
Less: Intersegment Sales	-465	-610	-986	-1,507	-430	-1,021

Total	25,859	53,472	81,511	117,738	28,111	60,706

	2003				2004
YTD year over year change	0303	0306	0309	0312	Q1	Q2
Systems	-28%	-28%	-24%	-18%	9%	15%
- Mobile Networks	-31%	-30%	-26%	-19%	19%	24%
- Fixed Networks	-42%	-35%	-34%	-32%	-53%	-50%
Total Network Equipment	-32%	-31%	-27%	-20%	12%	16%
- Of which Network Rollout	-38%	-36%	-28%	-25%	-14%	-8%
Professional Services	-1%	-9%	-5%	-3%	-7%	7%
Other Operations	-45%	-45%	-40%	-35%	4%	7%
Less: Intersegment Sales	-32%	-59%	-51%	-37%	-8%	67%

Total	-30%	-29%	-25%	-19%	9%	14%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

	20031)				2004
Year to date	0303	0306	0309	0312	0403	0406
Systems	-1,487	-503	863	6,646	4,199	10,514
Phones	-500	-683	-483	-183	435	960
Other Operations	-483	-833	-710	-447	45	606
Unallocated2)	-318	-549	-779	-792	-165	169

Total	-2,788	-2,568	-1,109	5,224	4,514	12,249

	20031)				2004
As percentage of net sales	0303	0306	0309	0312	0403	0406
Systems	-6%	-1%	1%	6%	16%	19%
Phones3)	—	—	—	—	—	—
Other Operations	-20%	-17%	-10%	-4%	2%	12%

Total	-11%	-5%	-1%	4%	16%	20%

	20031)				2004
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Systems	-1,487	984	1,366	5,783	4,199	6,315
Phones	-500	-183	200	300	435	525
Other Operations	-483	-350	123	263	45	561
Unallocated2)	-318	-231	-230	-13	-165	334

Total	-2,788	220	1,459	6,333	4,514	7,735

	20031)				2004
As percentage of net sales	Q1	Q2	Q3	Q4	Q1	Q2
Systems	-6%	4%	5%	17%	16%	21%
Phones3)	—	—	—	—	—	—
Other Operations	-20%	-14%	5%	8%	2%	20%

Total	-11%	1%	5%	17%	16%	24%

1)	2003 figures are reported excluding restructuring costs.
2)	“Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses
3)	Calculation not applicable

NUMBER OF EMPLOYEES

	2003				2004
	0303	0306	0309	0312	0403	0406
Systems	53,532	50,510	46,669	45,176	45,209	45,108
Other Operations	7,047	6,786	6,409	6,110	5,440	5,568
Unallocated	361	348	323	297	—	—

Total	60,940	57,644	53,401	51,583	50,649	50,676

Change in percent	0303	0306	0309	0312	0403	0406
Systems	-25%	-23%	-25%	-20%	-16%	-11%
Other Operations	-34%	-31%	-27%	-20%	-23%	-18%
Unallocated	-9%	-22%	-20%	-23%	—	—

Total	-26%	-24%	-26%	-20%	-17%	-12%

ORDERS BOOKED BY MARKET AREA BY QUARTER

SEK million

	20031)				20041)
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa*	14,081	14,425	14,140	11,521	17,836	17,749
North America	4,693	4,622	4,380	6,542	4,679	2,434
Latin America	2,621	1,669	2,245	2,547	3,700	4,587
Asia Pacific	5,665	7,632	7,363	8,854	6,799	8,342

Total	27,060	28,348	28,128	29,464	33,014	33,112

* Of which Sweden	1,406	1,190	967	854	964	1,317
* Of which EU	9,643	7,172	8,655	8,062	10,098	10,476

	20031)				20041)
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa*	-25%	2%	-2%	-19%	55%	0%
North America	-16%	-2%	-5%	49%	-28%	-48%
Latin America	—	-36%	35%	13%	45%	24%
Asia Pacific	-12%	35%	-4%	20%	-23%	23%

Total	-12%	5%	-1%	5%	12%	0%

* Of which Sweden	6%	-15%	-19%	-12%	13%	37%
* Of which EU	0%	-25%	21%	-7%	25%	4%

	20031)				20041)
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa*	-28%	-18%	48%	-38%	27%	23%
North America	-33%	-21%	-2%	18%	0%	-47%
Latin America	-46%	-50%	58%	—	41%	175%
Asia Pacific	-46%	-9%	45%	38%	20%	9%

Total	-35%	-20%	37%	-4%	22%	17%

* Of which Sweden	-42%	-53%	-28%	-36%	-31%	11%
* Of which EU	-1%	-47%	110%	-24%	5%	46%

	20031)				20041)
Year to date	0303	0306	0309	0312	0403	0406
Europe, Middle East & Africa*	14,081	28,506	42,646	54,167	17,836	35,585
North America	4,693	9,315	13,695	20,237	4,679	7,113
Latin America	2,621	4,290	6,535	9,082	3,700	8,287
Asia Pacific	5,665	13,297	20,660	29,514	6,799	15,141

Total	27,060	55,408	83,536	113,000	33,014	66,126

* Of which Sweden	1,406	2,596	3,563	4,417	964	2,281
* Of which EU	9,643	16,815	25,470	33,532	10,098	20,574

	20031)				20041)
YTD year over year change	0303	0306	0309	0312	0403	0406
Europe, Middle East & Africa*	-28%	-23%	-9%	-17%	27%	25%
North America	-33%	-27%	-21%	-12%	0%	-24%
Latin America	-46%	-48%	-32%	-5%	41%	93%
Asia Pacific	-46%	-30%	-14%	-3%	20%	14%

Total	-35%	-28%	-14%	-12%	22%	19%

* Of which Sweden	-42%	-47%	-43%	-42%	-31%	-12%
* Of which EU	-1%	-28%	-7%	-11%	5%	22%

1)	“Of which EU”: Restated due to new members since April 1, 2004.

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2003 1)				2004 1)
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa*	13,983	15,083	14,144	19,633	14,986	17,119
North America	3,940	4,217	4,271	5,199	4,404	4,939
Latin America	1,764	2,197	2,663	3,301	2,867	3,455
Asia Pacific	6,172	6,116	6,961	8,094	5,854	7,082

Total	25,859	27,613	28,039	36,227	28,111	32,595

* Of which Sweden	1,403	1,437	1,371	1,657	1,341	1,543
* Of which EU	8,584	8,847	8,488	12,224	8,167	10,144

	2003 1)				2004 1)
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa*	-32%	8%	-6%	39%	-24%	14%
North America	-40%	7%	1%	22%	-15%	12%
Latin America	-26%	25%	21%	24%	-13%	21%
Asia Pacific	-13%	-1%	14%	16%	-28%	21%

Total	-30%	7%	2%	29%	-22%	16%

* Of which Sweden	-32%	2%	-5%	21%	-19%	15%
* Of which EU	-36%	2%	-1%	43%	-33%	24%

	2003 1)				2004 1)
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East & Africa*	-21%	-21%	-16%	-5%	7%	13%
North America	-3%	-30%	-33%	-21%	12%	17%
Latin America	-59%	-29%	-7%	38%	63%	57%
Asia Pacific	-44%	-41%	-7%	14%	-5%	16%

Total	-30%	-28%	-16%	-1%	9%	18%

* Of which Sweden	-29%	-44%	-18%	-20%	-4%	7%
* Of which EU	-27%	-27%	-14%	-8%	-5%	15%

	2003 1)				2004 1)
Year to date	0303	0306	0309	0312	0403	0406
Europe, Middle East & Africa*	13,983	29,066	43,210	62,843	14,986	32,105
North America	3,940	8,157	12,428	17,627	4,404	9,343
Latin America	1,764	3,961	6,624	9,925	2,867	6,322
Asia Pacific	6,172	12,288	19,249	27,343	5,854	12,936

Total	25,859	53,472	81,511	117,738	28,111	60,706

* Of which Sweden	1,403	2,840	4,211	5,868	1,341	2,884
* Of which EU	8,584	17,431	25,919	38,143	8,167	18,311

	2003 1)				2004 1)
YTD year over year change	0303	0306	0309	0312	0403	0406
Europe, Middle East & Africa*	-21%	-21%	-19%	-15%	7%	10%
North America	-3%	-20%	-25%	-24%	12%	15%
Latin America	-59%	-47%	-36%	-22%	63%	60%
Asia Pacific	-44%	-42%	-33%	-24%	-5%	5%

Total	-30%	-29%	-25%	-19%	9%	14%

* Of which Sweden	-29%	-38%	-32%	-29%	-4%	2%
* Of which EU	-27%	-27%	-23%	-19%	-5%	5%

1)	“Of which EU”: Restated due to new members since April 1, 2004.

EXTERNAL ORDERS BOOKED BY MARKET AREA BY SEGMENT

SEK million

Jan - Jun 2004	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	32,308	53%	3,277	73%	35,585	54%
North America	6,880	11%	233	5%	7,113	11%
Latin America	8,135	13%	152	4%	8,287	12%
Asia Pacific	14,320	23%	821	18%	15,141	23%

Total	61,643	100%	4,483	100%	66,126	100%

Share of Total	93%		7%		100%

Jan - Jun 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	25,166	50%	3,340	75%	28,506	51%
North America	8,889	17%	426	10%	9,315	17%
Latin America	4,177	8%	113	2%	4,290	8%
Asia Pacific	12,715	25%	582	13%	13,297	24%

Total	50,947	100%	4,461	100%	55,408	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	28%		-2%		25%
North America	-23%		-45%		-24%
Latin America	95%		35%		93%
Asia Pacific	13%		41%		14%

Total	21%		1%		19%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Jan - Jun 2004	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	28,611	51%	3,494	73%	32,105	53%
North America	9,001	16%	342	7%	9,343	15%
Latin America	6,105	11%	217	5%	6,322	11%
Asia Pacific	12,211	22%	725	15%	12,936	21%

Total	55,928	100%	4,778	100%	60,706	100%

Share of Total	92%		8%		100%

Jan - Jun 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	25,603	52%	3,463	77%	29,066	54%
North America	7,942	16%	215	5%	8,157	15%
Latin America	3,769	8%	192	4%	3,961	8%
Asia Pacific	11,659	24%	629	14%	12,288	23%

Total	48,973	100%	4,499	100%	53,472	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	12%		1%		10%
North America	13%		59%		15%
Latin America	62%		13%		60%
Asia Pacific	5%		15%		5%

Total	14%		6%		14%

TOP 10 MARKETS IN ORDERS AND SALES

Year to date - Jan-Jun 2004

Orders	Share of total orders	Sales	Share of total sales
United States	9%	United States	14%
China	9%	China	9%
Italy	7%	Italy	5%
Spain	6%	Sweden	5%
Brazil	4%	Spain	4%
India	4%	Mexico	4%
Sweden	3%	United Kingdom	3%
Mexico	3%	Brazil	3%
Russian Federation	3%	Russian Federation	3%
United Kingdom	3%	India	3%

CUSTOMER FINANCING RISK EXPOSURE

(SEK billion)	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004
On-balance-sheet credits	15.6	10.4	10.6	10.3	8.6
Off-balance-sheet credits	1.8	1.8	2.0	1.2	1.1

Total credits	17.4	12.2	12.6	11.5	9.7
Accrued interest	0.1	0.1	0.1	0.1	0.2
Less third party risk coverage	-5.7	-0.5	-0.4	-0.4	-0.5

Ericsson risk exposure	11.8	11.8	12.3	11.2	9.4

On-balance-sheet credits, net book value	10.0	4.3	4.0	3.9	3.0
Off-balance-sheet credits recorded as contingent liabilities	1.6	1.5	1.7	1.0	0.8

Financing commitments	11.0	6.7	6.1	3.7	3.0

TREND OF NET SALES AND OPERATING EXPENSES ISOLATED QUARTERS

	2003				2004
SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Net sales	25,859	27,613	28,039	36,227	28,111	32,595

R&D and other technical expenses	-6,444	-5,855	-4,772	-6,121	-4,718	-4,700
Selling expenses	-3,153	-2,667	-3,092	-3,053	-2,232	-2,243
Administrative expenses	-1,808	-1,605	-1,765	-1,286	-1,710	-2,217
Capitalization of development expenses, net	614	412	182	376	-74	-29

Operating expenses	-10,791	-9,715	-9,447	-10,084	-8,734	-9,189
Operating expenses as percentage of net sales	41.7%	35.2%	33.7%	27.8%	31.1%	28.2%

Restructuring costs	-1,359	-2,296	-4,176	-3,145	—	—

Operating expenses incl. restructuring costs	-12,150	-12,011	-13,623	-13,229	-8,734	-9,189

Items as % of net sales
R&D and other technical expenses	24.9%	21.2%	17.0%	16.9%	16.8%	14.4%
Selling expenses	12.2%	9.7%	11.0%	8.4%	7.9%	6.9%
G&A expenses	7.0%	5.8%	6.3%	3.5%	6.1%	6.8%

Operating expenses, excluding capitalization of development	-11,405	-10,127	-9,629	-10,460	-8,660	-9,160
- as percentage of net sales	44.1%	36.7%	34.3%	28.9%	30.8%	28.1%

Opex run rate, annualized (SEK b.)	47	42	38	37	35	34

ERICSSON

OTHER INFORMATION

SEK million	Apr - Jun 2004	Apr - Jun 2003	Jan - Jun 2004	Jan - Jun 2003	Jan - Dec 2003
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132	16,132	16,132
Number of treasury shares, end of period (million)	303	310	303	310	306
Number of shares outstanding, basic, end of period (million)	15,829	15,822	15,829	15,822	15,826
Numbers of shares outstanding, diluted, end of period (million)	15,861	15,831	15,861	15,831	15,844
Average number of shares, basic (million)	15,828	15,822	15,783	15,821	15,823
Average number of tresury shares (million)	304	270	305	231	270
Average number of shares, diluted (million)1)	15,860	15,883	15,814	15,829	15,841
Earnings per share, basic (SEK)	0.33	-0.17	0.52	-0.44	-0.69
Earnings per share, diluted (SEK)1)	0.33	-0.17	0.52	-0.44	-0.69

Ratios
Equity ratio, percent	—	—	37.5%	36.0%	34.4%
Capital turnover (times)	1.1	0.9	1.1	0.8	1.0
Accounts receivable turnover (times)	4.0	3.4	3.8	3.1	3.4
Inventory turnover (times)	4.7	5.2	5.1	5.3	6.1
Return on equity, percent	32.2%	-16.1%	25.8%	-20.2%	-16.2%
Return on capital employed, percent	30.4%	-8.6%	25.2%	-11.7%	-5.9%
Days Sales Outstanding	—	—	88	101	79
Payment readiness, end of period	—	—	83,095	68,755	75,309
Payment readiness, as percentage of sales	—	—	68.4%	64.3%	64.0%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.17	9.18	9.14
- closing rate	—	—	9.15	9.18	9.07
SEK / USD - average rate	—	—	7.47	8.33	8.08
- closing rate	—	—	7.52	8.04	7.26

Other
Additions to tangible fixed assets	539	377	952	791	3,493	2)
- Of which in Sweden	293	125	457	264	1,069	2)

Additions to capitalized development expenses	227	536	462	1,273	2,358

Depreciation of tangible and other intangible assets	808	1,393	1,512	2,656	5,079
Goodwill amortization	102	991	202	1,213	1,941
Amortization of development expenses	256	124	565	247	775

Total depreciation and amortization of tangible / intangible assets	1,166	2,508	2,279	4,116	7,795

Orders booked	33,112	28,348	66,126	55,408	113,000
Export sales from Sweden	21,726	17,272	43,125	34,486	72,966

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Due to reassessments of the nature of leases, according to the present interpretation of Swedish GAAP/IFRS, financial leases of SEK 1.7 b. have been reflected in the balance sheet as tangible assets and long-term liabilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: July 21, 2004